Exhibit 99.1

Sun Life Announces Asia Leadership Transition

Léo Grépin to succeed Claude Accum as President, Asia

TORONTO, Sept. 5, 2019 /CNW/ - Dean Connor, President & Chief Executive Officer of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced Léo Grépin will become the new President of Sun Life Asia following the retirement of Claude Accum on December 31, 2019.

The President of Sun Life Asia is responsible for Sun Life's fastest growing business pillar encompassing life, health and wealth management businesses in seven Asian markets – Philippines, Hong Kong, China, Indonesia, Vietnam, Malaysia, and India – as well as the International High Net Worth Business.

"Over the course of his 36-year career at Sun Life, Claude has made lasting contributions to Sun Life's growth and success," said Dean Connor. "Under Claude's leadership, Sun Life Asia has gained market share and enhanced the Client experience. On behalf of the Executive Team and Board of Directors, I thank Claude for everything he's accomplished over his career at Sun Life, and wish him all the best in his retirement."

Léo was appointed President ASEAN in April 2019, responsible for Sun Life's businesses in the Philippines, Indonesia, Vietnam and Malaysia, and regional distribution and marketing. He was previously Senior Vice-President, Individual Insurance and Wealth for Sun Life Canada, responsible for the creation and distribution of insurance and wealth management products and solutions for the Individual business.

Léo brings 20 years of experience to the role, including 15 years as Senior Partner at McKinsey & Company. He holds a Bachelor of Mechanical Engineering from McGill University and a Master of Science in Aeronautics and Astronautics from the Massachusetts Institute of Technology.

"Today's announcement speaks to the depth and breadth of our leadership team," Connor said. "Léo has been a driving force in the modernization of our retail business in Canada. I am confident he has the experience, deep understanding and client-focus to lead and build our business in these dynamic Asian markets."

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management of $1,025 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

A photograph of Léo Grépin is available on request.

Media Relations Contacts:
Rajani Kamath
Associate Vice-President, Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Sarah James
Head of Communications, Asia
T: +852 2918 3828
M: +852 6021 5797
E: sarah.james@sunlife.com

Investor Relations Contact:
Leigh Chalmers
Senior Vice-President, Head of Investor Relations & Capital Management
T. 647-256-8201
investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2019/05/c4046.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 21:00e 05-SEP-19